NAVIOS MARITIME PARTNERS L.P. ANNOUNCES CLOSING

OF PURCHASE OF NAVIOS AURORA I

PIRAEUS, GREECE, July 01, 2008 - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of Capesize and Panamax vessels, today announced the closing of the previously announced purchase of the Navios Aurora I from Navios Maritime Holdings Inc. (“Navios Holdings”).

Transaction Information

On April 22, 2008, Navios Partners agreed to purchase the Navios Aurora I, a 2005 Japanese built Panamax vessel with a capacity of 75,397 dwt, for $80.0 million. The purchase price consists of $35.0 million in cash and $45.0 million in common units of Navios Partners issued at the volume weighted average trading price for the last 10 days of June. Based on this formula, 3,131,415 common units were issued to Navios Holdings.

Navios Partners financed the cash portion of the purchase price with a $35.0 million drawdown under a new tranche to its existing credit facility. The new tranche will have an interest rate of Libor plus 80 bps adjustable based on loan to value ratio. No principal payments would be required to be made until the first quarter of 2012.

The general partner of Navios Partners has elected to contribute approximately $920,000 to Navios Partners to maintain its 2% interest in Navios Partners.

After giving effect to the consummation of the acquisition, there are outstanding 13,631,415 common units, 7,621,843 subordinated units and 433,740 general partnership units.

Fleet Information

Navios Aurora I has been chartered out at a net rate of $33,863 per day for a period of five years commencing on August 16, 2008. The current daily charter rate ($24,063) expires on August 15, 2008. Based on the new rate, annualized EBITDA is expected to be approximately $10.8 million.

Following the acquisition of Navios Aurora I, Navios Partner’s operational fleet has nine drybulk vessels, consisting of one Capesize and eight Panamax vessels. The fleet has a total capacity of 777,997 dwt and an average age of approximately 5.7 years.

Navios Partners has entered into long-term time charters for all nine vessels with a remaining average term of 5.0 years, providing stable distributable cash flow. Navios Partners has currently contracted 100.0% its available days on a charter-out basis for 2008, 2009 and 2010 respectively, equivalent to $75.4 million, $95.3 million and $104.1 million in revenue, respectively.

ABOUT NAVIOS MARITIME PARTNERS L.P.

Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of Capesize and Panamax vessels. Navios Partners currently operates a fleet of drybulk carriers. For more information, please visit our website at www.navios-mlp.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:

Navios Maritime Partners L.P.

Investor Relations

Nicolas Bornozis

Capital Link, Inc.

Tel. (212) 661-7566

E-mail: naviospartners@capitallink.com